EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT AND RELATED COMPANIES
Set forth below are the names of subsidiaries and related organizations of Vectrus, the respective jurisdiction in which each was organized (in the case of subsidiaries) and the name under which each does business (if other than the names of the entity itself).

NAME	JURISDICTION IN WHICH ORGANIZED	NAME UNDER WHICH DOING BUSINESS
Al-Shabaka for Protection Products and General Support Services, LLC	Luxembourg
Exelis Services A/S	Denmark
High Desert Support Services, LLC	Delaware
ITT Federal Services Arabia, Ltd.	Saudi Arabia
Vectrus Facility Services GmbH	Germany
Vectrus Federal Services GmbH	Germany
Vectrus Federal Services International, Ltd.	Cayman Islands
Vectrus Mission Systems, Ltd.	United Kingdom
Vectrus Systems Corporation	Delaware